FOR IMMEDIATE RELEASE: February 22, 2010	PR 10-04

Atna Updates Reserve Estimates for Briggs and Reward

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN OTCBB:ATNAF) is pleased to provide an update on gold mineral reserves and resources at its Briggs Mine in Inyo County, California and at its Reward Gold Mine near Beatty, Nevada. Mineral reserves at Briggs decreased by an estimated 34,333 ounces of contained gold as a result of depletion from mining to December 31, 2009 (24,272 ounces) and changes to reserve estimation parameters (10,061 ounces), including increased gold prices, the increased cost of consumables, salaries, and other mining and production factors. Mineral reserves at the Reward Mine increased by an estimated 16,690 ounces of contained gold after recalculation adjustments to cost and gold price parameters.

Briggs Mine
Mineral reserves at Briggs have been updated to account for the following changes:

•	2009 production
•	New resource estimate (announced on August 11, 2009) that included additional results from 2008 and 2009 drill programs
•	A reduction in slope angle in the east sector of the Briggs Main Pit
•	An increase in the three year trailing gold price outlook from $750 per ounce to $845 per ounce
•	A six percent increase in estimated direct operating costs

The change in contained gold mineral reserve from end of year 2008 to end of year 2009 is shown in the following table:

Briggs Mine Mineral Reserve as of Dec. 31, 2009 Contained Gold Ounces

	EOY 2008	2009 Production	Other Changes	EOY 2009

Proven	147,000
Probable	120,000

Total	267,000	(24,272)	(10,061)	232,667

Revised mineral reserves were estimated using a 0.007 ounce per ton cut-off grade is shown in the following table:

Briggs Mine Mineral Reserve as of Dec. 31, 2009
	Proven + Probable Or (>=0.007 oz Au/ton, incremental leach cutoff)
Area
	Tons	Au (opt)	Au Ounces

Briggs Main	4,949,886	0.0160	79,336
BSU	1,408,674	0.0232	32,686
Gold Tooth - North	2,249,988	0.0260	58,508
Gold Tooth - South	2,369,557	0.0262	62,137

Total	10,978,105	0.0212	232,667

The estimate shown above does not include 676,800 tons of in-pit inferred material containing approximately 10,000 ounces of gold. This material is currently considered as waste in the overall mine plan. No changes to pit design parameters other than those mentioned above were made. The remaining life of mine waste to ore stripping ratio increased from 2.2 to 2.8.  This was primarily due to the use of a shallower slope angle in the eastern sector of Briggs Main Pit and a shortfall in waste mining during 2009. Use of a shallower pit slope angle in the Briggs Main Pit was instituted to create a greater safety factor.

The mineral resource estimate for Briggs, using a cutoff grade of 0.006 ounces of gold per ton, after mining depletion in 2009 is shown in the following table:

Briggs Mine Mineral Reserve as of Dec. 31, 2009
	Tons (x1,000)	Gold (oz/ton)	Contained Gold Ounces

Measured & Indicated	32,531	0.020	642,000

Inferred	15,313	0.017	264,172

Reward Mine
Mineral reserves at Reward have been updated to account for the following changes:

•	An increase in the gold price outlook from $700 per ounce to $845 per ounce
•	An eight percent increase in estimated direct operating costs

The change in contained gold mineral reserve ounces from end of year 2008 to end of year 2009 mineral reserve estimate follows:

Mineral Reserve as of Dec. 31, 2009 – (Reward and Gold Ace) Contained Gold Ounces
	EOY 2008	Increase	EOY 2009

Proven	36,000	1,215	37,215
Probable	121,000	15,479	136,479

Total	157,000	16,694	173,694

Revised mineral resources were estimated using an internal net value of greater than $0.01/ton is shown in the following table:

Mineral Reserve as of Dec. 31, 2009 – (Reward and Gold Ace)
Reserve Classification	Ore Tons	Au Grade (opt)	Contained Au Ounces

Proven	1,366,339	0.0272	37,215
Probable	5,781,382	0.0236	136,479

Total	7,147,721	0.0243	173,694

The estimate shown above does not include 476,400 tons of in-pit inferred material containing approximately 8,875 ounces of gold. This material is currently considered as waste in the overall mine plan. No changes to pit design parameters other than those mentioned above were made. The life of mine waste to ore stripping ratio increased from 2.1 to 2.8, as the depth of the designed ultimate pit has been increased.  An infill drilling program is planned at Reward later this year intended to convert inferred material to the indicated resources category and potentially to reserves as well as to add step-out information where no drill information currently exists.

Detailed information on the Reward Mine is contained in a technical report dated March 21, 2008, prepared by Chlumsky, Armbrust & Meyer, LLC., of Lakewood, Colorado, titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada,” which is available on SEDAR at www.sedar.com.

Definitions used in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. The measured and indicated resources stated above include reserves, which are a sub-set of resources. Mineral resources that are not mineral reserves do not currently have demonstrated economic viability. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

The mineral reserves contained herein comply with the reserve categories of Industry Guide 7 published by the US Securities and Exchange Commission.

Qualified Persons
This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the updated ore reserve estimates and mine plans for both the Briggs Mine and Reward Mine project report in this press release and is the independent qualified person for those sections of the technical report.

 For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to successful completion of resource to reserve conversion and completion of permitting, financing, and development of the Reward Gold Mine and gold production at the Biggs Mine.  Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration, development and production operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com